UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

COMMAND CENTER, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

200497204
(CUSIP Number)

John McAnnar

Hire Quest Holdings, LLC

111 Springhall Drive

Goose Creek, SC 29445

(843) 723-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 200497204

1	Names of Reporting Persons Hire Quest Holdings, LLC
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Florida
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,095,901
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,095,901
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 23.67% (1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Calculated based on 4,629,331 shares of common stock of the Issuer outstanding as of April 9, 2019, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 28, 2018.

CUSIP No. 200497204

1	Names of Reporting Persons Richard Hermanns
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,095,901
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,095,901
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 23.67% (1)
14	Type of Reporting Person IN

(1)	Calculated based on 4,629,331 shares of common stock of the Issuer outstanding as of April 9, 2019, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 28, 2018.

CUSIP No. 200497204

1	Names of Reporting Persons John McAnnar
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,095,901
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,095,901
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 23.67% (1)
14	Type of Reporting Person IN

(1)	Calculated based on 4,629,331 shares of common stock of the Issuer outstanding as of April 9, 2019, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 28, 2018.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Shares”), of Command Center, Inc., a Washington corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3609 S. Wadsworth Blvd., Suite 250, Lakewood, Colorado 80235.

Item 2.	Identity and Background

This statement is being jointly filed by Hire Quest Holdings, LLC, a Florida limited liability company (“Hire Quest”), Richard Hermanns, the President and Chief Executive Officer of Hire Quest, and John McAnnar, the Vice President of Administration and General Counsel of Hire Quest (collectively, the “Reporting Persons”). Hire Quest provides back-office support to temporary staffing companies. The business address of the Reporting Persons is 111 Springhall Drive, Goose Creek, South Carolina 29445.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Hire Quest is a Florida limited liability company. Messrs. Hermanns and McAnnar are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

Hire Quest entered into Voting Agreements (as defined below) with certain shareholders of the Issuer, as described in more detail below, pursuant to which the Reporting Persons received irrevocable proxies from such shareholders. None of the Reporting Persons has paid any consideration in connection with the Voting Agreements or the related irrevocable proxies.

Item 4.	Purpose of Transaction

On April 8, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hire Quest, CCNI One, Inc., a Florida corporation (“Merger Sub 1”), Command Florida, LLC, a Florida limited liability company (“Merger Sub 2”) and Richard Hermanns. Pursuant to the Merger Agreement, (i) Merger Sub 1 will be merged with and into Hire Quest (the “First Merger”), with Hire Quest being the surviving entity (the “First Surviving Company”), and (ii) immediately following the First Merger, the First Surviving Company will be merged with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Merger”), with Merger Sub 2 being the surviving entity (the “Surviving Company”). The Merger is subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, which include approval of the transactions contemplated by the Merger Agreement by holders of a majority of the Issuer’s outstanding common stock.

In connection with the Merger Agreement, at the specific request of Hire Quest, and as a condition and inducement to Hire Quest’s willingness to enter into the Merger Agreement, certain shareholders of the Issuer (the “Signing Shareholders”) entered into voting agreements with Hire Quest, each effective as of April 8, 2019 (the “Voting Agreements”) with respect to all Shares over which each such Signing Shareholder exercises voting or investment power (as determined pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended) (collectively, the “Owned Shares”). The Owned Shares include any shares of the Issuer as to which a Signing Shareholder acquires beneficial ownership after the execution of its Voting Agreement.

Each Voting Agreement requires the Signing Shareholder, so long as such Voting Agreement has not terminated in accordance with its terms, to vote (i) in favor of approval of the increase in the number of Issuer’s authorized shares of common stock as set forth in the Merger Agreement; (ii) in favor of approval of the conversion of the Issuer from a Washington corporation to a Delaware corporation as set forth in the Merger Agreement; (iii) in favor of approval of the issuance of Shares as consideration for the Merger and in favor of the related change of control transaction for purposes of Nasdaq listing rules as set forth in the Merger Agreement; (iv) in favor of approval of the change in name of Issuer to “HireQuest, Inc.” as set forth in the Merger Agreement; and (v) against approval of any proposal made in opposition to, or in competition with, any of the above proposals. Each of the Signing Shareholders appointed Richard Hermanns and John McAnnar of Hire Quest, with full power of substitution and resubstitution, as such Signing Shareholder’s proxy and attorney-in-fact to vote and act on each such Signing Shareholder’s behalf and in each such Signing Shareholder’s name, place and stead with respect to the foregoing. Each Signing Shareholder affirmed that the proxy is coupled with an interest and shall be irrevocable during the term of its Voting Agreement.

Each Signing Shareholder also agreed that he or it will not transfer any of the Owned Shares during the term of its Voting Agreement.

The Voting Agreements will terminate upon, among other things, the termination of the Merger Agreement, or the entry by the Issuer into a Material Adverse Amendment (as defined in the Voting Agreements) with respect to the Merger Agreement.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete. References to the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement and the form of Voting Agreement, which are incorporated by reference as specified below.

Item 5.	Interest in Securities of the Issuer

(a)     As of the date hereof, none of the Reporting Persons owns any Shares. However, pursuant to the Voting Agreements and the related irrevocable proxies, each of the Reporting Persons may be deemed to share with each Signing Shareholder the power to vote such Signing Shareholder’s Shares in favor of approval of the transactions described in Item 4 and, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to beneficially own, 1,095,901 Shares, representing 23.67% of the outstanding Shares. Each of the Reporting Persons disclaims beneficial ownership of the Shares covered by the Voting Agreements and nothing herein shall be construed as an admission that any Reporting Person is the beneficial owner of such Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is a member of a “group” for purposes of Section 13(d) of the Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

(b)     Each of the Reporting Persons may be deemed to have shared power to vote or to direct the voting of 1,095,901 Shares pursuant to the Voting Agreements as described in Item 4.

(c)     Other than as described in this Schedule 13D, none of the Reporting Persons have effected any transaction in Shares during the past 60 days.

(d)     To the knowledge of the Reporting Persons, no person other than the Signing Shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

If the Merger is completed, the Issuer is obligated to appoint four directors selected by Hire Quest to the Company’s Board of Directors, which will include Richard Hermanns, and three of the Issuer’s current directors will remain on the Board of Directors following the closing of the Merger (the “Company Directors”). The Merger Agreement provides that, of the Company Directors, one will remain on the Board until the 2022 annual shareholder meeting, the second will remain on the Board until the 2021 annual shareholder meeting, and the third will remain on the Board until the 2020 annual shareholder meeting. The other information required to be disclosed in this Item is incorporated by reference to Items 4 and 5 of this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among Hire Quest Holdings, LLC, Richard Hermanns and John McAnnar

Exhibit 2

Agreement and Plan of Merger, dated as of April 8, 2019, by and among Command Center, Inc., Hire Quest Holdings, LLC, CCNI One, Inc., Command Florida, LLC and Richard Hermanns, incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 9, 2019.

Exhibit 3

Form of Voting Agreement by and among Hire Quest Holdings, LLC, Command Center, Inc. and the shareholder of Command Center, Inc. signatory thereto, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 9, 2019.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2019	HIRE QUEST HOLDINGS, LLC

	By	/s/ Richard Hermanns
	Name:	Richard Hermanns
	Title:	President and Chief Executive Officer

/s/ Richard Hermanns
Richard Hermanns

/s/ John McAnnar
John McAnnar